Filed by Maverick Tube Corporation
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                      Subject Company: Maverick Tube Corporation
                                                      Registration No. 333-42144


The following is a slide show presentation by Maverick Tube Corporation on August 29, 2000.

--------------------------------------------------------------------------------

        [LOGO]                                        [LOGO]

MAVERICK TUBE CORPORATION                         PRUDENTIAL STEEL

                                                  Partners In Quality


                              INVESTOR PRESENTATION

                                   AUGUST 2000

--------------------------------------------------------------------------------

Forward Looking Statements

These slides accompany an oral presentation by Maverick Tube Corporation and Prudential Steel Ltd., which, except for the historical information, contain forward-looking statements representing our expectations or beliefs about future events and financial performance. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including:

          oil and gas price volatility;

          steel price volatility;

          domestic and foreign competitive pressures;

          fluctuations in industry-wide inventory levels;

          the presence or absence of governmentally imposed trade restrictions;

          asserted and unasserted claims; and

          those other risks and uncertainties described on Exhibit 99.1 to our Annual Report on Form 10-K for our fiscal year ended September 30, 1999.

In light of these risks, uncertainties and assumptions, some or all of the forward-looking events to be discussed by Maverick and Prudential and included in the slides might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements. Maverick and Prudential undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

On June 11, Maverick and Prudential Announced . .

         A combination of the companies to create the leading North American welded tube producer

         Prudential holders to receive 0.52 Maverick shares in an Exchangeable Share transaction

         Tax deferred transaction

         Pooling of Interests accounting treatment expected

         Regulatory approval process substantially completed

         Authorized to list on NYSE - symbol MVK

         Closing expected by September 22, 2000

--------------------------------------------------------------------------------
Combined Company Overview

        1.5 million tons of tubular products capacity

        Largest North American welded OCTG producer

        Diverse operations with 10 mills and 5 locations

        Highly efficient and low cost operations

        Well positioned for future growth

        Financially strong

--------------------------------------------------------------------------------

Combined Company's Expanded
Prime Distribution Capabilities

          [Picture Graphic Omitted - Picture of United States with combined distribution capabilities from Calgary, Canada; Longview, WA; Beaver Falls, PA; Hickman, AR; Conroe, TX]

          [Pie graph omitted - demonstrates 25% industrial products and 75% energy products]

--------------------------------------------------------------------------------

Historical Combined Sales Volume

        [Graph Omitted - Tabular representation for EDGAR filing below]

                         Short Tons (000)


        1994            505

        1995            489

        1996            629

        1997            877

        1998            628

        1999            595

        2000*           913


Does not include the large diameter mill which will be fully operational in 2001.

*Annualized first six months of CY 2000 for Prudential and first nine months of FY 2000 for Maverick and includes Prudential's by-product and conversion tons

--------------------------------------------------------------------------------

Broad Product Line

    Energy Products

    - new and reworked wells, transportation of oil and gas, and other products

         -    Casing                1 1/2" thru 16"

         -    Tubing                Carbon and alloy grades

         -    Line Pipe             Complete end finishing

         -    Couplings             HIC resistant products for sour gas service

         -    Premium connections   80 ft Line Pipe

     Industrial Products

     -   construction, agricultural and industrial equipment, and other products

         -    HSS                   1 1/2" - 12"

         -    Standard Pipe         Rounds, squares, rectangles

         -    Piling                Custom products

         -    Cold drawn tubing     High tolerance products


--------------------------------------------------------------------------------

Potential Significant Financial Benefits

-        Increased earnings potential with reduced volatility

         - Combines earnings potential of US OCTG market with relative stability of Canadian OCTG market

- Larger market capitalization provides access to broader potential investor base

-        Strong balance sheet should reduce cost of capital

-        Improved cash flow through tax optimization

--------------------------------------------------------------------------------

Expected Substantial Operating Synergies

- Combined company becomes one of the largest purchasers of hot rolled steel in North America

         -        $10/ton reduction in steel costs = $.18/share EPS

- Opportunities to expand energy and industrial market shares in US and Canada

         - Sales of large diameter energy and HSS products to Prudential customers

         -        Sales of Longview plant HSS to Maverick West Coast customers


--------------------------------------------------------------------------------

Expected Substantial Operating Synergies


-        Improved plant utilization and reduced distribution costs

         - Supply some existing Maverick Canadian sales from Prudential's Calgary plant

-        Information technology efficiencies

         -        Expanded utilization of recent Maverick systems investments

         -        Broader application of ongoing E-commerce initiatives

-        Adoption of "best practices" from both companies

--------------------------------------------------------------------------------

1997 Combined Earning Capacity

        Energy and industrial tube markets were strong in 1997 and the combined company produced impressive results . . . . .

                                      Maverick(1)    Prudential(2,3)   Combined

         Short Tons Shipped             498               407             905

         Revenue (US$)                  313               255             568

         EBITDA (US$)                    36                51              87

(1)  Maverick data is for calendar 1997

(2)  Converted to US Dollars at average 1997 exchange rate of: CN$1.38=
     US$1.00

(3)  Includes by-product and conversions tons

--------------------------------------------------------------------------------

Capabilities Added Since 1997 Cycle

         - Additional finishing line at Hickman, AR and improved process efficiency at Conroe, TX

         -    Acquisition of cold drawn tubing facility

         - Large diameter mill at Hickman, AR expands OCTG, line pipe and HSS product line

         -    New Longview, WA facility

         -    Calgary mill #1 restart and new finishing equipment

        -     New premium thread facility for critical applications

--------------------------------------------------------------------------------

Strong Combined Balance Sheet

                                 (In millions of US$, except for percentages)

                                                June 30, 2000

                                                                   Pro Forma
                                   Maverick      Prudential(1)      Combined
                                   --------      ----------        ----------

Working Capital                      69.5            83.6             153.1

Total Assets                        235.9           150.7             386.6

Total Debt                           62.7            30.7              93.4

Shareholder's Equity                115.9            93.4             209.3

Total Debt/Book Capitalization       35.1%           24.7%             30.8%

(1)  Converted to US Dollars at exchange rate of CN$1.48=US$1.00

--------------------------------------------------------------------------------

Combined Company Business Strategy

        Supply North American energy markets with broader OCTG and Line Pipe product offerings

        Complete large mill expansion with successful energy and industrial market entry

        Expand market penetration of Longview and Beaver Falls facilities

        Increase margins by implementing actions to achieve operating and financial synergies

--------------------------------------------------------------------------------


[LOGO]                                            [LOGO]
MAVERICK TUBE CORPORATION                         PRUDENTIAL STEEL
                                                  Partners In Quality

                                Business Overview

--------------------------------------------------------------------------------

Maverick's History of Growth

         Capacity grew at a 16% CAGR from 1989-2000

         Sales grew at a 12% CAGR from 1989-1999

         [Graph Omitted- Tabular representation for EDGAR filing below]


Capacity (Short Tons 000)

                 1992      1993      1994      1995      1996      1997      1998     1999      2000
                 ----      ----      ----      ----      ----      ----      ----     ----      ----
                  427       477       477       577       669       669       669      669       974

Sales (Short Tons 000)

                 1992      1993      1994      1995      1996      1997      1998     1999      2000E
                 ----      ----      ----      ----      ----      ----      ----     ----      -----
                  172       229       215       276       345       470       428      338       508



--------------------------------------------------------------------------------

Prudential's History of Growth

        Significant expansion of capacity and sales

        Canadian energy pipe market share increased to 25%

         [Graph Omitted - Tabular representation for EDGAR filing below]


Capacity (Short Tons 000)


        1992      1993       1994        1995        1996        1997        1998        1999        2000
        ----      ----       ----        ----        ----        ----        ----        ----        ----
         265       265        265         350         350         375         440         550         550


Sales (Short Tons 000)(1)

        1992      1993       1994        1995        1996        1997        1998        1999       2000E
        ----      ----       ----        ----        ----        ----        ----        ----       -----
         110       229        290         213         284         407         200         257         405

(1)  Includes by-product and conversion tons


--------------------------------------------------------------------------------

Competitive Strengths

         Innovative and diversified product lines

         Full range of products with new large diameter mill

         Low cost manufacturer - economies of scale

         High quality reputation - customer service focus

         Significant market share in sizes produced

--------------------------------------------------------------------------------

U.S. Drilling Activity Rapidly Approaching 1997 Levels
Source:  Baker Hughes

[Graph Omitted - Tabular representation for EDGAR filing below]

                                       Rigs Running

                              Gas Rigs            Oil Rigs
                              --------            --------
1Q95                              457                352
2Q95                              372                324
3Q95                              342                316
4Q95                              404                321

1Q96                              423                329
2Q96                              414                287
3Q96                              461                291
4Q96                              494                296

1Q97                              489                353
2Q97                              496                358
3Q97                              550                383
4Q97                              593                396

1Q98                              624                369
2Q98                              598                363
3Q98                              584                276
4Q98                              557                235

1Q99                              504                188
2Q99                              434                119
3Q99                              396                128
4Q99                              530                118

1Q00                              625                148
2Q00                              615                156
3Q00                              646                199


8/25/00 = 996 [Gas, Oil and other Rigs]

--------------------------------------------------------------------------------

Strong Canadian Drilling Levels Expected in 2000/2001 Drilling Season

[Graph Omitted - Tabular representation for EDGAR filing below]

                                    Canadian Rigs Running

                      1995     1996     1997     1998     1999     2000
                      ----     ----     ----     ----     ----     ----

FQ1                    327      341      395      463      290      480

FQ2                    146      150      255      174      104      245

FQ3                    220      275      398      205      253      310

FQ4                    225      317      451      201      337


8/25/00 = 339

Source: Baker Hughes
--------------------------------------------------------------------------------

Oil Prices and Oil Drilling

Source:  Baker Hughes, Spears & Associates

[Graph Omitted - Tabular representation for EDGAR filing below]

                             Oil Drilling         Oil Prices
                            (Rigs Drilling)      (WT 1 $/BBL)
                             ------------        -----------

1Q95                            352                $17.53
2Q95                            324                $18.41
3Q95                            316                $19.35
4Q95                            321                $17.89

1Q96                            329                $18.16
2Q96                            287                $19.61
3Q96                            291                $21.63
4Q96                            296                $21.94

1Q97                            353                $24.65
2Q97                            358                $23.46
3Q97                            383                $19.92
4Q97                            396                $19.73

1Q98                            369                $20.22
2Q98                            363                $16.08
3Q98                            276                $14.77
4Q98                            235                $14.13

1Q99                            188                $13.09
2Q99                            119                $13.09
3Q99                            128                $17.68
4Q99                            118                $21.59

1Q00                            148                $24.30
2Q00                            156                $28.88
3Q00                            199                $29.04

8/25/00 = 200

--------------------------------------------------------------------------------

Gas Prices and Gas Drilling

Source:  Baker Hughes, Spears & Associates

                             Gas Drilling        Gas Prices
                           (Rigs Drilling)        ($/MCF)
                             ------------        -----------

1Q95                            457                $1.50
2Q95                            372                $1.36
3Q95                            342                $1.46
4Q95                            404                $1.40

1Q96                            423                $1.84
2Q96                            414                $2.79
3Q96                            461                $2.19
4Q96                            494                $2.04

1Q97                            489                $2.88
2Q97                            496                $2.59
3Q97                            550                $2.04
4Q97                            593                $2.37

1Q98                            624                $2.80
2Q98                            598                $2.11
3Q98                            584                $2.18
4Q98                            557                $1.96

1Q99                            504                $1.87
2Q99                            434                $1.73
3Q99                            396                $2.19
4Q99                            530                $2.49

1Q00                            625                $2.45
2Q00                            615                $2.53
3Q00                            646                $3.53

8/25/00                         794

--------------------------------------------------------------------------------

U.S. Tubular Shipments and Prices Continue to Increase

[Graph Omitted - Tabular representation for EDGAR filing below]


(Price Indexed to 1/96) (Tons Shipped 000)


                          Jan-96      Feb-96      Mar-96      Apr-96      May-96      Jun-96
U.S. OCTG Price Index        100    100.3802    100.6337    100.7605    101.2674    102.0279
U.S. Domestic Shipments      145         134         151         158         154         147

                          Jul-96      Aug-96      Sep-96      Oct-96      Nov-96      Dec-96      Jan-97      Feb-97
U.S. OCTG Price Index   102.0279    103.2953    103.8023    104.0558     104.436     104.943    105.1965    105.7034
U.S. Domestic Shipments      155         178         183         186         166         211         164         182

                          Mar-97      Apr-97      May-97      Jun-97      Jul-97      Aug-97      Sep-97      Oct-97
U.S. OCTG Price Index   107.4778    108.4918    110.0127    111.4068    112.4208    113.6882    114.0684    114.3219
U.S. Domestic Shipments      195         222         262         252         282         268         242         239

                          Nov-97      Dec-97      Jan-98      Feb-98      Mar-98      Apr-98      May-98      Jun-98
U.S. OCTG Price Index   114.5754    114.8289   115.0824    114.9556    114.1952     113.1812    112.9278    111.7871
U.S. Domestic Shipments      214         221        230         227         213          205         168         150


                          Jul-98      Aug-98      Sep-98      Oct-98      Nov-98      Dec-98      Jan-99      Feb-99
U.S. OCTG Price Index   109.7592    108.1115    104.6895    102.9151    101.1407    98.47909    96.07098    93.91635
U.S. Domestic Shipments      145         126         108         107          56          72      91.136      70.459


                          Mar-99      Apr-99      May-99      Jun-99      Jul-99      Aug-99      Sep-99
U.S. OCTG Price Index    91.3815    90.36755    89.48035     89.6071    89.73384    90.36755    92.14195
U.S. Domestic Shipments   65.085      80.676      84.749      84.315       94.65     108.883     135.431

                          Oct-99      Nov-99      Dec-99      Jan-00      Feb-00      Mar-00      Apr-00      May-00     Jun-00
U.S. OCTG Price Index   94.04309    95.81749    98.47909    100.2535    101.7744       103.9      105.2       107.1       109.4
U.S. Domestic Shipments   171.53      171.027     177.251     189.325    201.137       243.2      224.2         235

Source:  Raymond James and Assoc.


--------------------------------------------------------------------------------


Canadian Tubular Shipments and Prices Approach 1997 Levels

[Graph Omitted - Tabular representation for EDGAR filing below]

(Price Indexed to 1/96) (Tons Shipped 000)


                              Jan-96      Feb-96      Mar-96      Apr-96      May-96      Jun-96      Jul-96
Canadian OCTG Price Index      100         100        99.8        100.5       102.7       101.3       103.5
Canadian Domestic Shipments     41          41          39          14          19          34          38


                              Aug-96      Sep-96      Oct-96      Nov-96      Dec-96      Jan-97      Feb-97      Mar-97      Apr-97
Canadian OCTG Price Index      102.1       102.9       100.3       102.7       102.2       102.6       101.8       103.4       102
Canadian Domestic Shipments      43          34          46          45          39          46          47          45        28

                              May-97      Jun-97      Jul-97      Aug-97      Sep-97      Oct-97      Nov-97      Dec-97     Jan-98
Canadian OCTG Price Index     101.2       101.1       101.2       103.2       102.6       103.2       104.3       104.7      103.8
Canadian Domestic Shipments     42          48          59          49          53          59          56          53         56


                              Feb-98      Mar-98      Apr-98      May-98      Jun-98      Jul-98      Aug-98      Sep-98      Oct-98
Canadian OCTG Price Index     104.9       106.4       108.6       107.4       109.7       109.4       109.3       109.2       106.4
Canadian Domestic Shipments     53          38          15          26          29          21          25          22          21

                              Nov-98      Dec-98      Jan-99      Feb-99    Mar-99      Apr-99      May-99
Canadian OCTG Price Index     106.8       107.2       106.5       106.3        106       104.4       102.6
Canadian Domestic Shipments     23          21          24          21         14           4          12

                                    Jun-99      Jul-99      Aug-99      Sep-99      Oct-99      Nov-99      Dec-99
Canadian OCTG Price Index            102.7       102.9       103.1         103       103.8       105.3       105.9
Canadian Domestic Shipments             23          22          31          41          33          39          39

                                      Jan-00     Feb-00     Mar-00      Apr-00      May-00      Jun-00
Canadian OCTG Price Index            106.5       107.1      107.9        107.9       107.9       107.9
Canadian Domestic Shipments             44          44       40           17.1        36.5        42.7


Source:  Raymond James and Assoc.

--------------------------------------------------------------------------------

U.S. OCTG Industry Utilization And Maverick's Selling prices

Source:  Preston Pipe Report, Historical Data

[Graph Omitted - Tabular representation for EDGAR filing below]

                             Utilization          Prices
                             (Percentage)         ($/Ton)
                             ------------        -----------

1Q95                            59.1%              $642
2Q95                            59.1%              $667
3Q95                            57.3%              $657
4Q95                            59.4%              $644

1Q96                            57.4%              $664
2Q96                            60.3%              $663
3Q96                            67.9%              $649
4Q96                            72.0%              $652

1Q97                            75.4%              $656
2Q97                            82.2%              $668
3Q97                            85.6%              $681
4Q97                            85.4%              $698

1Q98                            73.9%              $717
2Q98                            66.6%              $736
3Q98                            57.8%              $724
4Q98                            32.7%              $669

1Q99                            27.1%              $630
2Q99                            32.2%              $577
3Q99                            42.0%              $542
4Q99                            54.1%              $536

1Q00                            73.0%              $559
2Q00                            79.0%              $618
3Q00                            80.0%              $637

--------------------------------------------------------------------------------

Maverick Steel Prices

[Graph Omitted - Tabular representation for EDGAR filing below]

                    $/Ton
                    -----

F1Q95               $346.00
F2Q95               $340.00
F3Q95               $357.00
F4Q95               $345.00
F1Q96               $320.00
F2Q96               $316.00
F3Q96               $314.00
F4Q96               $326.00
F1Q97               $325.00
F2Q97               $336.00
F3Q97               $336.00
F4Q97               $323.00
F1Q98               $324.00
F2Q98               $318.00
F3Q98               $311.00
F4Q98               $307.67
F1Q99               $295.00
F2Q99               $272.33
F3Q99               $258.00
F4Q99               $256.67
F1Q00               $294.33
F2Q00               $296.67
F3Q00               $299.00

F3Q00 (Repl. Cost)  $280.00

Source:  Historical Data

--------------------------------------------------------------------------------
U.S. OCTG Imports

Source:  U.S. Census Bureau, Mgmt. Estimates

[Graph Omitted - Tabular representation for EDGAR filing below]

                                                  Import
                               Import             Market
                             Tons (000)           Share
                             ------------        -----------

1Q95                          98,817              18.4%
2Q95                          52,829              13.1%
3Q95                          63,014              13.8%
4Q95                          28,319               6.6%

1Q96                          36,235               8.0%
2Q96                          40,550               8.6%
3Q96                          50,628              10.1%
4Q96                          64,025              11.6%

1Q97                          58,259              13.1%
2Q97                          97,275              18.4%
3Q97                          94,142              16.6%
4Q97                         110,342              15.1%

1Q98                         107,251              19.2%
2Q98                         115,194              20.5%
3Q98                          93,041              23.0%
4Q98                          86,952              17.5%

1Q99                          47,969              13.2%
2Q99                          26,353               9.2%
3Q99                          25,222               8.1%
4Q99                          33,991               9.0%

1Q00                          83,123              17.0%
2Q00                         136,086              28.0%
3Q00                         175,942              30.3%

--------------------------------------------------------------------------------

U.S. OCTG Industry and Months of Supply

Source:  Duane Murphy & Associates, Mgmt. Estimates



                             OCTG Inventory        Months
                             (Tons (000))          Supply
                             ------------        -----------

1Q95                           699,619                5.2
2Q95                           728,000                4.8
3Q95                           693,697                4.9
4Q95                           683,035                4.5

1Q96                           698,035                4.5
2Q96                           725,035                4.3
3Q96                           739,035                4.0
4Q96                           763,035                5.2

1Q97                           782,034                4.4
2Q97                           854,034                4.5
3Q97                         1,027,034                4.2
4Q97                         1,062,034                5.7

1Q98                         1,131,034                6.0
2Q98                         1,196,034                8.9
3Q98                         1,279,377                7.7
4Q98                         1,128,377                9.3

1Q99                           975,377               10.3
2Q99                           909,377                9.1
3Q99                           830,000                6.6
4Q99                           758,000                4.7

1Q00                           773,000                4.8
2Q00                           874,000                4.5
3Q00                           994,000                4.5


--------------------------------------------------------------------------------


 Conclusions

        The Maverick / Prudential combination creates a stronger company with minimal redundancy

        Strong commodity prices and drilling activity expected to provide near-term earnings growth

        Larger market capitalization and broader shareholder base improves liquidity and capital access

        Combined company is well positioned to pursue future growth opportunities

--------------------------------------------------------------------------------

[LOGO]                                        [LOGO]

MAVERICK TUBE CORPORATION                     PRUDENTIAL STEEL

                                              Partners In Quality

--------------------------------------------------------------------------------

Investors and security holders are advised to read the proxy statement and other documents related to the Maverick Tube Corporation and Prudential Steel Ltd. combination previously disseminated to securityholders and any amendments to these documents when they become available because they contain (or will contain) important information. Investors and security holders may obtain these documents free of charge and other documents filed by Maverick or Prudential with the Securities and Exchange Commission at the SEC's Internet web site (www.sec.gov) and these documents may be obtained for free, in the case of Maverick, from Maverick by directing such request to Maverick Tube Corporation, 1640 Swingley Ridge road, Seventh Floor, Chesterfield, MO 63017, (636) 733-1600; and in the case of Prudential from Prudential by directing such request to Prudential Steel Ltd., Suite 1800, 140 Fourth Avenue S.W., Calgary, Alberta, Canada T2P 3N3, (403) 267-0300.